UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _______________

FORM 6-K
 _______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
 Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Reconquista 1088, 7th Floor Zip Code C1003ABQ – Ciudad Autónoma de Buenos Aires Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

Item	Description
1	Press release, dated March 8, 2018, announcing fourth quarter 2017 results for Loma Negra C.I.A.S.A.

Loma Negra Announces 4Q17 YoY Growth of 57% in Revenues and 208% in Net Profit

Buenos Aires, March 8, 2018 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three- and twelve-month periods ended December 31, 2017.

4Q17 Key Highlights1

▪	Cement, masonry & lime sales volume in Argentina up 14.0% YoY driven by continued market recovery.

▪	Net revenue up 57.1% YoY to Ps.4,452 million (US$254 million) on volume and price increases.

▪	Gross profit up 56.8%, with margin relatively stable YoY at 29.1%.

▪
Adjusted EBITDA increased 56.8% YoY to Ps.1,199 million (US$68 million). Adjusted EBITDA margin flat YoY at 26.9%, and up 280 basis points from 24.1% in 3Q17. Excluding one-time gains in both quarters, Adjusted EBITDA margin would have increased 137 bps to 25.4%.

▪	Net Debt at year-end down 66.8% to Ps.1,184 million (US$63 million) with Net Debt/Adjusted EBITDA ratio of 0.30x compared with 1.50x a year ago, reflecting Ps.1,867 million in net IPO proceeds.

FY17 Key Highlights1

▪	Total cement, masonry & lime sales volume up 18.6%, with Argentine operations increasing 8.9% to 6.42 million tons, while Yguazu Cementos in Paraguay contributed with 0.57 million tons.

▪	Net revenue up 54.8% to Ps.15,287 million (US$923 million) driven by continued market recovery.

▪	Gross profit increased 70.0%, with gross margin expanding 259 basis points year-over-year to 29.0%.

▪	Adjusted EBITDA up 67.7% to Ps.3,942 million (US$238 million) and Adjusted EBITDA margin expanded 199 basis points to 25.8%.

Commenting on 2017, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted:  “2017 was a pivotal year for Loma Negra marked by achieving significant milestones.  Key events for the Company last year included; volume and sales expansion benefitting from the economic momentum in Argentina, record EBITDA, commenced expansion of  the L’Amalí plant and ending the year with the successful Initial Public Offering (IPO) – the largest Argentine IPO in almost 25 years and the largest ever for a cement company.”

“Loma Negra’s 4Q17 cement segment in Argentina sales volume was up 14% compared to the same period of 2016, accelerating pace from the 9% expansion in the previous quarter. This volume growth, combined with higher prices, ongoing cost control, along with scale and efficiency gains, resulted in a 57% increase in EBITDA.”

“We enter 2018 with good momentum as we expect the Argentinean economic recovery to continue, particularly the construction sector – both private and infrastructure - driving increasing demand for cement, albeit not as fast following the significant recovery experienced in 2017, sustaining our expansion plans.”

“With the proceeds from the IPO, the Company’s financial position has been enhanced and we are moving ahead with the expansion of the L’Amalí plant. This project will expand cement production capacity by 40% when completed in the begining of 2020, further strengthening our competitive position with improved efficiency and profitability and ability to participate in the many infrastructure projects being undertaken in Argentina.”

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” and represent comparisons between the three- and twelve-month periods ended December 31, 2017, and the equivalent three- and twelve-month periods ended December 31, 2016. Tables state figures in millions of pesos, unless otherwise noted. Adjusted EBITDA, Adjusted EBITDA Margin and Net Debt are non-IFRS measures. Definition of Adjusted EBITDA and Net Debt included in the Definitions section of the report.

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
Three-months ended December 31,	Year ended December 31,
2017	2016	% Chg.	2017	2016	% Chg.
Net Revenue	4,452	2,834	57.1%	15,287	9,874	54.8%
Gross Profit	1,295	826	56.8%	4,436	2,610	70.0%
Gross Profit margin	29.1%	29.1%	-5 bps	29.0%	26.4%	+259 bps
Adjusted EBITDA	1,199	765	56.8%	3,942	2,350	67.7%
Adjusted EBITDA Mg.	26.9%	27.0%	-6 bps	25.8%	23.8%	+199 bps
Net profit	692	225	207.7%	1.700	502	238.7%
Net Profit attributable to owners of the Company	665	207	221.2%	1,591	491	223.9%
EPS	1.14	0.37	210.3%	2.79	0.87	221.1%
Shares outstanding at eop	596	566	5.3%	596	566	5.3%
Net Debt	1,184	3,536	-66.5%	1,184	3,536	-66.5%
Net Debt /Adjusted EBITDA	0.30	1.50	-1.20	x	0.30	1.50	-1.20	x

Table 1b: Financial Highlights in U.S. Dollars
(amounts expressed in millions of U.S. dollars, unless otherwise noted)
Three-months ended December 31,	Year ended December 31,
2017	2016	% Change	2017	2016	% Change
Ps./US$, average	17.56	15.45	13.7%	16.56	14.78	12.1%
Ps./US$, end of period	18.88	15.93	18.5%	18.88	15.93	18.5%
Net revenue	254	183	38.2%	923	668	38.1%
Adjusted EBITDA	68	49	37.9%	238	159	49.7%
Net Profit	39	15	170.7%	103	34	202.2%
Net Profit attributable to owners of the Company	38	13	182.6%	96	33	189.0%
Net Debt	63	222	-71.7%	63	222	-71.7%
Net Debt /Adjusted EBITDA	0.30	1.50	-1.20	x	0.30	1.50	-1.20	x

On December 22, 2016 Loma Negra acquired an additional 16% of the outstanding shares of its subsidiary Yguazu Cementos S.A (Yguazu Cementos), achieving control and 51% of ownership in the Paraguayan cement company.  Accordingly, considering that the consolidation was not deemed significant for the 10-day period ended December 31, 2016, until December 31, 2016, Loma Negra’s ownership in Yguazu Cementos was accounted for by the equity method and results of operations of Yguazú Cementos were recorded under the line item “Share of profit (loss) of associates”. Starting January 1, 2017, Loma Negra began to fully consolidate Yguazu Cementos’ results on a line by line basis.

Overview of Operations
Sales Volumes

Table 2: Loma Negra Sales Volumes
		Three-months ended December 31,			Year ended December 31,
		2017	2016	% Change	2017	2016	% Change
Cement, masonry & lime
Argentina	MM Tn	1.76	1.54	14.0%	6.42	5.89	8.9%
Paraguay	MM Tn	0.13	-	n.m.	0.57	-	n.m.
Cement, masonry & lime total		1.89	1.54	22.5%	6.99	5.89	18.6%
Argentina:
Concrete	MM m3	0.24	0.16	53.8%	0.82	0.60	36.6%
Railroad	MM Tn	1.29	1.22	6.3%	4.98	4.64	7.2%
Aggregates	MM Tn	0.28	0.26	7.2%	1.07	0.97	10.1%

Total cement, masonry and lime sales volumes in Argentina increased 14.0% YoY in 4Q17 to 1.76 million tons, driven by increased construction activity both in infrastructure and private consumption. This, along with the 0.13 million tons contribution from Yguazú Cementos, resulted in a 22.5% increase in total volume for the quarter.

In Argentina, concrete volumes were up 53.8% to 0.24 million m3 reflecting the strong pick-up in public infrastructure in our markets - the city of Buenos Aires and Greater Buenos Aires as well in as the city of Rosario, province of Santa Fe. Aggregates volumes notwithstanding strong demand saw growth constrained to 7.2% to 0.28 milion tons due to capacity constrains. A new crusher is anticipated to begin production in 2Q18, which will enable the Company to double production capacity of Aggregates.

Our railroad subdisidiary, Ferrosur, reported sales volumes rose 6.3% YoY reaching 1.29 million tons as a result of increased transportation activity in the period.

For FY17 Loma Negra reported an 18.6% increase in total cement, masonry and lime sales volumes. In Argentina, volumes rose 8.9%, with concrete increasing 36.6%. Yguazú Cementos, which was fully consolidated starting January 1, 2017, contributed with 0.57 million tons in sales volumes.

Review of Financial Results

Table 3: Consolidated Statement of Profit or Loss
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Year ended December 31,
	2017	2016	% Change	2017	2016	% Change
Net revenue	4,452	2,834	57.1%	15,287	9,874	54.8%
Cost of sales	(3,157)	(2,008)	57.2%	(10,850)	(7,265)	49.4%
Gross Profit	1,295	826	56.8%	4,436	2,610	70.0%
Share of profit (loss) of associates	-	(9)	-100.0%	-	37	-100.0%
Selling and administrative expenses	(347)	(303)	14.6%	(1,199)	(929)	29.0%
Other gains and losses	82	109	-25.0%	79	124	-36.5%
Tax on debits and credits to bank accounts	(59)	(34)	73.3%	(188)	(140)	34.3%
Finance costs, net
Exchange rate differences	(98)	(60)	63,1%	(313)	(261)	19,9%
Financial income	65	15	334,2%	104	41	152,3%
Financial expenses	(134)	(186)	-28,2%	(633)	(721)	-12,3%
Profit before tax	805	359	124,4%	2,286	760	200,9%
Income tax expense
Current	(194)	(126)	54,1%	(651)	(239)	172,8%
Deferred	82	(8)	n.m.	66	(19)	n.m.
Net profit	692	225	207,7%	1,700	502	238,7%
Net Profit attributable to owners of the Company	665	207	221,2%	1,591	491	223,9%

On December 22, 2016 Loma Negra acquired an additional 16% of the outstanding shares of its subsidiary Yguazu Cementos, achieving control and 51% of ownership in the Paraguayan cement company. Accordingly, considering that the consolidation was not deemed significant for the 10-day period ended December 31, 2016, until December 31, 2016, Loma Negra’s ownership in Yguazu Cementos was accounted for by the equity method and results of operations of Yguazú Cementos were recorded under the line item “Share of profit (loss) of associates”. Starting January 1, 2017, Loma Negra began to fully consolidate Yguazu Cementos’ results on a line by line basis.

Net Revenues

Net revenue for 4Q17 increased 57.1% to Ps.4,452 million, from Ps.2,834 million in 4Q16, mainly driven by higher volumes sold across all segments along with increased prices. Revenues from Argentina grew 47.1%, or Ps.1,335 million, while Yguazú Cementos contributed with Ps.284 million.

For FY17, net revenues rose 54.8% to Ps.15,287 million. Revenues in Argentina grew 43.1%, or Ps.4,259 million, while revenues at Yguazú Cementos reached Ps.1,153 million in revenues from during the year.

Cost of Sales & Gross Profit

Cost of sales increased 57.2% YoY to Ps.3,157 million in 4Q17, reflecting the greater sales volume, cost inflation, particularly wages and maintenance costs, together with thermal energy cost, and the contribution of Ps.201 million in costs from Yguazú Cementos. As a percentage of sales, cost of sales remained unchanged YoY at 70.9% and declined from the 72.1% reported in 3Q17 as third quarter results are typically impacted by higher seasonal thermal and electricity costs experienced during winter months.

Cost of Sales in the Argentinean business grew by 38.3%, mainly due to higher thermal along with increased wages and maintenance costs. As a percentage of revenues, however, cost of sales in Argentina remained stable at 70.9%.

As a result, Gross profit rose 56.8% to Ps.1,295 million from Ps.826 million in 4Q16, with gross margin relatively flat YoY at 29.1%. Sequentially, however, gross margin expanded by 120 basis points from 27.9% in 3Q17. Gross profit in Argentina increased 46.7% to Ps.1,212 million in 4Q17, with gross profit margin stable at 29.1%.

During FY17, gross profit rose 70%, with gross margin expanding 259 basis points to 29.0% from 26.4% in FY16, benefiting from scale and ongoing efficiency gains. Argentina posted a 56.6% increase in gross profit in FY17 reaching Ps.4,087 million, with gross profit margin expanding 249 basis points to 28.9%.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) rose 14.6% YoY, to Ps.347 million in 4Q17 from Ps.303 million in 4Q16, mainly reflecting higher sales volumes. SG&A for the Argentine operations grew by 10.6%, while the consolidation of Yguazú Cementos contributed with Ps.12 million in SG&A.  As a percentage of revenues, SG&A declined 290 basis points to 7.8% from 10.7% in the year-ago period as the Company continues to enjoy the benefits of scale and operational leverage.

During FY17, SG&A in absolute values increased 29.0% from the year-ago levels, but as a percentage of sales contracted by 157 basis points to 7.8%, from 9.4% in FY16. SG&A for the Argentine operations increased 24.4% YoY to Ps.1,156 million, representing 8.2% of revenues, compared with 9.4% in FY16. SG&A at Yguazú Cementos reached Ps. 42.9 million in FY17, reaching 3.7% of revenues.

Net Profit and Net Profit Attributable to Owners of the Company

During 4Q17, the Company achieved Net Profit of Ps.692 million, representing a 207.7% increase from Ps.225 million reported in the year-ago period. Net Profit also benefited from the increase in Loma Negra’s equity interest in Yguazú Cementos. The effective tax rate declined to 14% in 4Q17 from 37% in 4Q16, reflecting an adjustment in deferred taxes in Argentina resulting from the recent Tax Reform which reduced the income tax rate from 35% to 30% in 2018 and 2019, and to 25% thereafter; and the consolidation of Yguazu Cementos which has a 10% income tax rate.

Net Profit Attributable to Owners of the Company for the quarter rose 221.2% YoY, or Ps.458 million, to Ps.665 million. Earnings per common share were Ps.1.14 in 4Q17, compared with earnings per share of Ps.0.37 for the same period last year.

During FY17, Net Profit Attributable to Owners of the Company increased 223.9% YoY, to Ps.1,591 million, from Ps.491 million in FY16.

Adjusted EBITDA & Adjusted EBITDA Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Year ended December 31,
	2017	2016	% Change	2017	2016	% Change
Adjusted EBITDA reconciliation:
Net profit	692	225	207.7%	1,700	502	238.7%
(+) Financial interest. net	63	116	-46.2%	441	572	-22.9%
(+) Income tax expense	112	134	-16.0%	586	258	127.2%
(+) Depreciation and amortization	168	140	19.9%	626	509	22.9%
(+) Exchange rate differences	98	60	63.1%	313	261	19.9%
(+) Other financial expenses. net	6	55	-88.6%	88	108	-18.4%
(+) Tax on debits and credits to bank accounts	59	34	73.3%	188	140	34.3%
Adjusted EBITDA	1,199	765	56.8%	3,942	2,350	67.7%
Adjusted EBITDA Margin	26.9%	27.0%	-6bps	25.8%	23.8%	+199bps

Adjusted EBITDA increased 56.8% year-over-year in 4Q17 reaching Ps.1,199 million, driven mainly by the combination of expanding revenues from continued growth in sales volumes and prices, good cost control and higher operational leverage, along with the consolidation of Yguazú Cementos in 2017, which contributed with Adjusted EBITDA of Ps.120 million in the quarter.

Adjusted EBITDA Margin remained relatively unchanged YoY at 26.9%. Sequentially, however, Adjusted EBITDA Margin expanded 280 basis points from 24.1% in 3Q17, as the business in Argentina continues to expand.

During 4Q16 the Company reported one-time gains of Ps.84.4 million from Ferrosur Roca’s canon (concession fee) recovery and Ps.69.3 million related to the international equity offering, both included under the other income line.  Excluding these one-time items, Adjusted EBITDA would have increased 66%, with Adjusted EBITDA Margin expanding 137 bps to 25.4%.

By geography, Argentina reported a 41.0% year-over-year increase in Adjusted EBITDA reaching Ps.1,078 million in 4Q17, with Adjusted EBITDA margin contracting 111 basis points to 25.9% in 4Q17 reflecting one-time gains in both quarters. Excluding the one-items discussed above, Adjusted EBITDA in Argentina would have increase 20 basis points to 24.2% from 24.0% in 4Q16. Sequentially, Adjusted EBITDA margin in Argentina expanded 325 basis points, from 22.6% in 3Q17, driven by higher sales and operating leverage. Paraguay, in turn, contributed with Ps.120 million in Adjusted EBITDA and Adjusted EBITDA Margin of 42.4% in 4Q17.

On a full-year basis, Adjusted EBITDA increased 67.7% and Adjusted EBTIDA margin expanded 199 basis points to 25.8% from 23.8% in 2016. Argentina, reported a 43.1% increase in Adjusted EBITDA, with Adjusted EBTIDA margin expanding 72 basis points during the year, while Yguazu Cementos recorded Adjusted EBITDA of Ps.477 and an Adjusted EBITDA margin of 41.4%.

Table 5: Adjusted EBITDA By Geography
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Year ended December 31,
	2017	2016	% Change	2017	2016	% Change
Argentina
Net Revenue	4,169	2,834	47.1%	14,134	9,874	43.1%
Adjusted EBITDA	1,078	765	41.0%	3,465	2,350	47.4%
Adjusted EBITDA Margin	25.9%	27.0%	-111 bps	24.5%	23.8%	+72 bps
Paraguay
Net Revenue	284	-	n.m.	1,153	-	n.m.
Adjusted EBITDA	120	-	n.m.	477	-	n.m.
Adjusted EBITDA Margin	42.4%	-	n.m.	41.4%	-	n.m.

Capitalization

Table 6: Capitalization and Debt Ratio
	As of December 31,
	2017	2016
Total Debt	4,364	4,339
- Short-Term Debt	1,760	3,062
- Long-Term Debt	2,604	1,277
Cash and Cash Equivalents	3,180	803
Total Net Debt	1,184	3,536
Shareholders' Equity	4,416	1,131
Capitalization	8,780	5,470
Adjusted EBITDA	3,942	2,350
Net Debt / Adjusted EBITDA	0.30x	1.50x

Total Cash and cash equivalents as of December 31, 2017 were Ps.3,180 million, reflecting Ps.1,867 million in net IPO proceeds. Total Debt at year-end reached Ps.4,364 million, of which Ps.1,760 million were short-term borrowings, including the current portion of long-term borrowings (or 40% of total borrowings), and Ps.2,604 million long-term borrowings (or 60% of total borrowings).

As of December 31, 2017, 43%, or Ps.1,882 million, Loma Negra’s total debt was denominated in U.S. dollars, 34% (or Ps.1,470 million) in Guaraníes, and 23% (or Ps.1,012 million) in Argentine pesos, with an average duration of 2.0 years.

As of December 31, 2017, Ps.2,479 million, or 57%, of the Company’s total consolidated borrowings bore interest at floating rates, including Ps.449 million of Peso-denominated borrowings that bore interest at rates based on the Buenos Aires Deposits of Large Amount Rate, or BADLAR, Ps.1,792 million of foreign currency-denominated borrowings that bore interest at rates based on Libor, and Ps.238 million of borrowings with other flating  intetest rate.

As a result of both the strong operational performance, which drove higher Adjusted EBITDA and cash generation, along with a portion of IPO proceeds the Net Debt to Adjusted EBITDA ratio at year-end 2017 declined to 0.30x from 1.50x as of December 31, 2016. As of December 31, 2016, Yguazú Cementos was only consolidated in the Balance Sheet Statements and not in the Profit and Loss Statement.

Cash Flows

Table 7: Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)
	Year ended December 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the year	1,700	502
Adjustments to reconcile net profit to net cash provided by operating activities	2,053	1,489
Changes in operating assets and liabilities:	(533)	(379)
Net cash generated by operating activities	3,220	1,613

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment, Intangible Assets, net	(1,261)	(647)
Others	2	184
Net cash used in investing activities	(1,258)	(463)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from / Repayments off borrowings, Interest paid	(1,126)	156
Dividends paid	(443)	(853)
Proceeds from initial public offering, net of issuance costs	1,867
Net cash generated by (used in) financing activities	298	(697)

Net decrease in cash and cash equivalents	2,260	453
Cash and cash equivalents at the beginning of the year	803	328
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	116	22

Cash and cash equivalents at the end of the year	3,180	803

Capital expenditures for 4Q17 were Ps.312 million, 89% of which were related to maintenance of existing capacity and the 11% directed to modernization and expansion of production capacity project, including the first phase of the L’Amalí expansion.

For the full year ended December 31, 2017, Loma Negra made capital investments totaling Ps.1,261 million, compared with Ps.647 million in FY16.

Expansion of L’Amalí Plant

Loma Negra is increasing installed capacity at its L’Amalí plant by 2.7 million tons annually. This expansion involves a capital expenditure of approximately US$350 million. The execution phase of the L’Amalí plant expansion started in August 2017, with a total execution time estimated at 31 months and is expected to be completed early 2020.

On July 2017, the Company accepted the Offer received from the Chinese company Sinoma International Engineering Co. Ltd. (“Sinoma”) for the construction of a new cement plant with a capacity of 5,800 tons per day of clinker. The offer includes the engineering, provision and shipment of all the equipment for the plant and its construction.

Phase 1, which involved basic engineering of the new plant and study of soil in situ was completed in 4Q17. The Company has now started Phase 2 of this project, which includes  equipment provision and plant construction and is anticipated to take 26 months. Capital expenditures related to this project during FY17 were Ps.52.4 million.

Also, during this quarter, the relevant permits and environmental approvals were obtained from the competent authorities.

Recent Events
Loma Negra Calls for a General Annual Shareholders’ Meeting
 On March 8, 2018 Loma Negra announced that its General Annual Shareholders Meeting will be held on April 25, 2018 at 10:00 am Buenos Aires time on first call, and on the same day at 12:00 pm Buenos Aires time on second call. The meeting will be held at the auditorium located on the ground floor of Avenida Leandro N. Alem 882, Autonomous City of Buenos Aires.

Among the key items of the agenda, the Company’s Board has submitted for consideration its recommendation to fully re-invest Loma Negra’s 2017 earnings.

4Q17 Earnings Conference Call
When:                         11:00 a.m. U.S. ET (1:00 p.m. BAT), March 9, 2018

Dial-in:	0800-444-2930 (Argentina), 1-866-807-9684 (U.S.), 1-866-605-3852 (Canada) or 1-412-317-5415 (International).
Password:             Loma Negra Earnings Call.
Webcast:                      CLICK HERE
A presentation will also be available for download from the Company’s IR site after market close on March 8, 2017.

Replay:
A telephone replay of the conference call will be available between March 8, 2018 at 1:00 pm U.S. E.T. and ending on March 16, 2018. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 10117407. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com.ar.

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.

Net Debt is calculated as borrowings less cash and cash equivalents.

About Loma Negra
Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction.  Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels.  The Company also owns a 51% equity stake in an integrated cement production plant in Paraguay, which is one of two leading cement producers in that country.  Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares.  For more information, visit www.lomanegra.com

Note
The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars.  The information presented in U.S. dollars is for the convenience of the reader only.  Certain figures included in this report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

Disclaimer
 This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties.  These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions.

The forward-looking statements are based on the information currently available to us.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors.

You should not rely upon forward-looking statements as predictions of future events.  Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.  Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong.  You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering.  Therefore, readers are cautioned not to place undue reliance on these forward-looking statements.

Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

IR Contact Marcos I. Gradin Chief Financial Officer and Investor Relations Officer +54-11-4319-3050 investorrelations@lomanegra.com
--- Financial Tables Follow ---

Table 8: Consolidated Statements of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)
	As of December 31,
	2017	2016
ASSETS
Non-Current assets
Property, plant and equipment	5,979	4,881
Intangible assets	75	57
Investments	0	0
Goodwill	39	39
Inventories	215	176
Other receivables	145	229
Trade accounts receivable	-	78
Total non-current assets	6,454	5,461
Current assets
Inventories	1,834	1,717
Other receivables	242	226
Trade accounts receivable	1.263	629
Investments	2.991	694
Cash and banks	189	234
Total current assets	6,519	3,501
TOTAL ASSETS	12,972	8,962
SHAREHOLDERS´EQUITY
Capital stock and other capital related accounts	1,922	87
Reserves	59	44
Retained earnings	1,591	460
Accumulated other comprehensive income	250	149
Equity attributable to the owners of the Company	3,823	740
Non-controlling interests	593	390
Total shareholders´equity	4,416	1,131
LIABILITIES
Non-current liabilities
Borrowings	2,604	1,277
Accounts payable	71	82
Provisions	161	121
Tax liabilities	0	1
Other liabilities	16	28
Deferred tax liabilities	229	293
Total non-current liabilities	3,082	1,802
Current liabilities
Borrowings	1,760	3,062
Accounts payable	2,362	2,226
Advances from customers	206	107
Salaries and social security payables	542	380
Tax liabilities	573	225
Other liabilities	32	29
Total current liabilities	5,474	6,030
TOTAL LIABILITIES	8,556	7,832
TOTAL SHAREHOLDERS´EQUITY AND LIABILITIES	12,972	8,962

Table 9: Consolidated Statement of Profit or Loss and Other Comprehensive Income
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Year ended December 31,
	2017	2016	% Change	2017	2016	% Change
Net revenue	4,452	2,834	57.1%	15,287	9,874	54.8%
Cost of sales	(3,157)	(2,008)	57.2%	(10,850)	(7,265)	49.4%
Gross Profit	1,295	826	56.8%	4,436	2,610	70.0%
Share of profit (loss) of associates	-	(9)	-100.0%	-	37	-100.0%
Selling and administrative expenses	(347)	(303)	14.6%	(1,199)	(929)	29.0%
Other gains and losses	82	109	-25.0%	79	124	-36.5%
Tax on debits and credits to bank accounts	(59)	(34)	73.3%	(188)	(140)	34.3%
Finance costs, net
Exchange rate differences	(98)	(60)	63.1%	(313)	(261)	19.9%
Financial income	65	15	334.2%	104	41	152.3%
Financial expenses	(134)	(186)	-28.2%	(633)	(721)	-12.3%
Profit before tax	805	359	124.4%	2.286	760	200.9%
Income tax expense
Current	(194)	(126)	54.1%	(651)	(239)	172.8%
Deferred	82	(8)	n.m.	66	(19)	n.m.
Net profit	692	225	207.7%	1,700	502	238.7%
Net Profit attributable to owners of the Company

Other Comprehensive Income
Items to be reclassified through profit and loss:	93	(2)	n.m.	198	34	477.5%
Exchange differences on translating foreign operations	-	-	n.m.	-	(54)	-100.0%
Cash flow hedges	93	(2)	n.m.	198	(20)	n.m.
Total other comprehensive income (loss)	785	223	252.4%	1,899	482	294.0%
TOTAL COMPREHENSIVE INCOME
Net Profit (loss) for the period attributable to:	665	207	221.2%	1,591	491	223.9%
Owners of the Company	27	18	51.1%	110	11	909.9%
Non-controlling interests	692	225	207.7%	1,700	502	238.7%
NET PROFIT FOR THE YEAR
Net Profit (loss) for the period attributable to:	713	205	247.8%	1,692	471	259.1%
Owners of the Company	27	18	51.1%	207	11	1.806.1%
Non-controlling interests	740	223	232.0%	1,899	482	294.0%
TOTAL COMPREHENSIVE INCOME	1.14	0.37	210.3%	2,79	0,87	221.1%
Earnings per share (basic and diluted):	4,452	2,834	57.1%	15,287	9.874	54.8%

Table 10: Consolidated Statement of Cash Flows for the year Ended December 31, 2017 and 2016
(amounts expressed in millions of pesos, unless otherwise noted)
	Year ended December 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the year	1,700	502
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	586	258
Depreciation and amortization	626	509
Provisions	61	36
Interest	533	595
Share of profit (loss) of associates	-	(37)
Investment income recognized in profit	261	272
Exchange rate differences	(8)	(112)
Gain on disposal of Property, plant and equipment	(6)	(31)
Changes in operating assets and liabilities
Inventories	(88)	(562)
Other receivables	41	(141)
Trade accounts receivable	(535)	(165)
Advances from customers	99	33
Accounts payable	133	450
Salaries and social security payables	160	113
Provisions	(32)	(17)
Tax liabilities	(17)	57
Other liabilities	(12)	19
Income tax paid	(285)	(167)
Net cash generated by operating activities	3,220	1,613

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Property, plant and equipment	14	22
Payments to acquire Property, plant and equipment	(1,246)	(643)
Payments to acquire Intangible Assets	(28)	(26)
Interest received	-	208
Contributions to F.F.F.S.F.I.	(28)	(24)
Cash from business combination under common control	30	-
Net cash used in investing activities	(1,258)	(463)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	2,928	1,597
Interest paid	(532)	(601)
Dividends paid	(443)	(853)
Repayment of borrowings	(3,522)	(840)
Proceeds from initial public offering, net of issuance costs	1,867	-
Net cash generated by (used in) financing activities	298	(697)
Net increase in cash and cash equivalents	2,260	453
Cash and cash equivalents at the beginning of the year	803	328
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	116	22

Cash and cash equivalents at the end of the year	3,180	803

Table 11: Financial Data by Segment
(amounts expressed in millions of pesos, unless otherwise noted)
	Year ended December 31,
	2017	%	2016	%
Net revenue	15,287	100.0%	9,874	100.0%
Cement, masonry cement and lime—Argentina	11,649	76.2%	8,314	84.2%
Cement—Paraguay	1,153	7.5%	-	0.0%
Concrete	1,903	12.5%	1,045	10.6%
Railroad	1,608	10.5%	1,224	12.4%
Aggregates	261	1.7%	189	1.9%
Others	133	0.9%	76	0.8%
Eliminations	(1,421)	-9.3%	(973)	-9.9%
Cost of sales	10,850	100.0%	7,265	100.0%
Cement, masonry cement and lime—Argentina	7,986	73.6%	6,046	83.2%
Cement—Paraguay	803	7.4%	-	0.0%
Concrete	1,795	16.5%	968	13.3%
Railroad	1,352	12.5%	1,012	13.9%
Aggregates	267	2.5%	177	2.4%
Others	67	0.6%	36	0.5%
Eliminations	(1,421)	-13.1%	(973)	-13.4%
Selling, admin. expenses and other gains & losses	1,120	100.0%	805	100.0%
Cement, masonry cement and lime—Argentina	851	75.9%	726	90.1%
Cement—Paraguay	44	3.9%	-	0.0%
Concrete	78	7.0%	49	6.1%
Railroad	105	9.4%	(4)	-0.5%
Aggregates	4	0.4%	5	0.6%
Others	38	3.4%	29	3.6%
Depreciation and amortization	626	100.0%	509	100.0%
Cement, masonry cement and lime—Argentina	343	54.7%	433	85.0%
Cement—Paraguay	171	27.3%	-	0.0%
Concrete	25	3.9%	12	2.5%
Railroad	75	12.0%	55	10.8%
Aggregates	11	1.7%	7	1.4%
Others	2	0.4%	2	0.4%
Adjusted EBITDA	3,942	100.0%	2,350	100.0%
Cement, masonry cement and lime—Argentina	3,155	80.0%	1,975	84.1%
Cement—Paraguay	477	12.1%	-	0.0%
Concrete	55	1.4%	40	1.7%
Railroad	225	5.7%	271	11.5%
Aggregates	1	0.0%	15	0.6%
Others	30	0.8%	13	0.5%
Share of profit (loss) of associates	-	0.0%	37	1.6%
Reconciling items:
Depreciation and amortization	(626)		(509)
Tax on debits and credits banks accounts	(188)		(140)
Finance costs, net	(842)		(941)
Income tax	(586)		(258)
NET PROFIT FOR THE YEAR	1,700		502

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 8, 2018	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer